QUINCY ENERGY CORP.

June 7, 2005

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 4-8

Washington, D.C.   20549

Re:

Quincy Energy Corp. f/k/a Quincy Gold Corp. (the “Company”)

Form SB-2 filed on January 26, 2005

File No. 333-122301

Dear Mr. Schwall:

Quincy Energy Corp. (formerly Quincy Gold Corp.), as Registrant, hereby requests acceleration of effectiveness of its registration statement on Form SB-2 (Commission File No. 333-122301) to Friday, June 10, 2005 at 1:30 p.m., EST, or as soon thereafter as is practical. As set forth in Rule 461 of the General Rules and Regulations of the Securities Act of 1933, the Registrant is aware of its obligations under the Securities Act of 1933.

QUINCY GOLD CORP.

By:

/s/ Daniel T. Farrell

Daniel T. Farrell *

Chief Executive Officer,

Principal Executive Officer, and Secretary

*a facsimile signature shall be considered the

  same as an original signature